Divakar Gupta + 1 212 479 6474 dgupta@cooley.com	VIA EDGAR

March 18, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Christie Wong

Mr. Al Pavot

Mr. Chris Edwards

Mr. Tim Buchmiller

Re:	LAVA Therapeutics B.V.

Registration Statement on Form F-1

Filed on March 2, 2021

File No. 333-253795

Ladies and Gentlemen:

On behalf of our client, LAVA Therapeutics B.V. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 10, 2021 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company is concurrently publicly filing an amendment to its Registration Statement (the “Amendment”), which reflects changes made in response to certain of the Comments.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Registration Statement on Form F-1 submitted March 2, 2021

Common stock to be outstanding after this offering, page 9

1.

We note from your revised disclosure in response to prior comment 8 that you will issue to VUmc common shares equal to €3.0 million divided by the initial public offering price upon the closing of this offering. Please clarify in the notations to this section if the common stock to be outstanding after this offering will include those shares.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 10, 88, 90, 91 and 180 of the Amendment.

March 18, 2021

Material Weakness, page 76

2.

Please disclose when you intend to commence hiring the additional accounting and financial reporting staff needed to remediate the material weaknesses. In this regard, it is not clear whether this remedial measure is expected to occur in 2021 or in a subsequent period.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised its disclosure on pages 77 and 105 of the Amendment.

VUmc Agreement, page 100

3.

Please expand this disclosure to quantify the estimated offset to the Exit payments which presumably includes the 3.2 million Euros disclosed on page F-30. Also, if the Exit payments can be reasonably expected to have a material adverse impact on your 2021 operating results then please highlight this issue in the forepart of MD&A and in the corresponding risk factor on page 13. Further, given that your total assets are 16.7 million Euros, it appears that an exit payment in “the high-teens of millions of Euros” will materially impact your financial statements so please describe the accounting impact of this transaction in a footnote to your Summary and Selected Financial Data sections as well as in MD&A.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised its disclosure on pages 13, 16, 89 and 102 of the Amendment.

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March 18, 2021

Please direct any questions or comments concerning the Amendment or this response letter to either the undersigned at +1 212 479 6474, Joshua Kaufman at +1 212 479 6495 or Christian Plaza at +1 703 456 8006.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Steve Hurly, LAVA Therapeutics B.V.

Joshua Kaufman, Cooley LLP

Christian Plaza, Cooley LLP

Erika Kaneko, Cooley LLP

Deanna Kirkpatrick, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP